CLEANTECH BIOFUELS, INC.
7320 FORSYTH, UNIT 102
ST. LOUIS, MISSOURI 63105

December 31, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Jennifer Hardy, Branch Chief

Re:	CleanTech Biofuels, Inc. (the “Company”)
Registration Statement on Form SB-2, Commission File No. 333-145939 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Section 8(a) of the Securities Act of 1933, as amended, and Rule 461 promulgated thereunder, we hereby request, subject to telephonic confirmation, acceleration of the effectiveness of the above-referenced Registration Statement to 10:00 a.m. Eastern Time on Wednesday, January 2, 2008, or as soon as practicable thereafter.

The Company acknowledges that should the Securities and Exchange Commission (the “Commission”) or the Commission Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.  In addition, the Company acknowledges that the action of the Commission or the Commission Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.  The Company further acknowledges that it may not assert the comments of the Commission Staff and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CleanTech Biofuels, Inc.

By:	/s/ Edward P. Hennessey, Jr.
Edward P. Hennessey, Jr. President and CEO